UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                           Circuit Research Labs, Inc.
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                                (Name of Issuer)


                          Common Stock, $.10 par value
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                         (Title of Class of Securities)


                                    172743205
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                                 (CUSIP Number)


                                       N/A
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]   Rule 13d-1(b)

 [X]   Rule 13d-1(c)

 [_]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP No. 172743205                   13G                      Page 2 of 8 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Glenn M. Serafin
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION              United States of America

--------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER                                          0
               -----------------------------------------------------------------
   SHARES

BENEFICIALLY   6   SHARED VOTING POWER                                  207,858
               -----------------------------------------------------------------
  OWNED BY

   EACH        7   SOLE DISPOSITIVE POWER                                     0
               -----------------------------------------------------------------
 REPORTING
               8   SHARED DISPOSITIVE POWER                             207,858
PERSON WITH
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      207,858

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                 [_]
      CERTAIN SHARES
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     8.6%

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12    TYPE OF REPORTING PERSON                                               IN

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
CUSIP No. 172743205                   13G                      Page 3 of 8 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Josephine M. Barnes-Serafin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION              United States of America

--------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER                                          0
               -----------------------------------------------------------------
   SHARES

BENEFICIALLY   6   SHARED VOTING POWER                                  115,000
               -----------------------------------------------------------------
  OWNED BY

   EACH        7   SOLE DISPOSITIVE POWER                                     0
               -----------------------------------------------------------------
 REPORTING
               8   SHARED DISPOSITIVE POWER                             115,000
PERSON WITH
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      115,000

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                 [_]
      CERTAIN SHARES
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     4.8%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON                                               IN

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
CUSIP No. 172743205                   13G                      Page 4 of 8 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Serafin Bros., Inc.     I.D. No. 65-0454755
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION                               Florida

--------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER                                          0
               -----------------------------------------------------------------
   SHARES

BENEFICIALLY   6   SHARED VOTING POWER                                   92,858
               -----------------------------------------------------------------
  OWNED BY

   EACH        7   SOLE DISPOSITIVE POWER                                     0
               -----------------------------------------------------------------
 REPORTING
               8   SHARED DISPOSITIVE POWER                              92,858
PERSON WITH
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       92,858

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                 [_]
      CERTAIN SHARES
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     3.8%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON                                               CO

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
CUSIP No. 172743205                   13G                      Page 5 of 8 Pages

Item 1(a).  Name of Issuer

       Circuit Research Labs, Inc. (referred to herein as the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices

       2522 West Geneva Drive, Tempe, Arizona 85282

Item 2(a).  Name of Person Filing

       Glenn M. Serafin and Josephine M. Barnes-Serafin (together, the "Reporting Persons"); Serafin Bros., Inc.

Item 2(b).  Address of Principal Business Office or, if None, Residence

       The principal business address of the Reporting Persons and Serafin Bros., Inc. is c/o Serafin Bros., Inc. P.O. Box 262888, Tampa, Florida 33685.

Item 2(c).  Citizenship

       The Reporting Persons are citizens of the United States of America. Serafin Bros., Inc. is incorporated in Florida.

Item 2(d).  Title of Class of Securities

       Common Stock, par value $.10 per share (referred to herein as the "Common Stock")

Item 2(e).  CUSIP Number

       172743205

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

  (a) [_]    Broker or dealer registered under Section 15 of the Exchange Act.
  (b) [_]    Bank as defined in Section 3(a)(6) of the Exchange Act.
  (c) [_]    Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.
  (d) [_]    Investment company registered under Section 8 of the Investment
             Company Act of 1940.
  (e) [_]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
  (f) [_]    An employee benefit plan or endowment fund in accordance with Rule
             13d-1(b)(1)(ii)(F).
  (g) [_]    A parent holding company or control person in accordance with Rule
             13d-1(b)(1)(ii)(G).
  (h) [_]    A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act.
  (i) [_]    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of
             1940.
  (j) [_]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

  Not applicable.

CUSIP No. 172743205                   13G                      Page 6 of 8 Pages

Item 4.  Ownership

    The following information is provided with respect to the aggregate number and percentage of the class of securities of the Issuer.

   (a)  Amount beneficially owned:  See Item 9 of Cover Pages

   (b)  Percent of class:  See Item 11 of Cover Pages

   (c)  Number of shares as to which the Reporting Persons have:

        (i)   Sole power to vote or to direct the vote:
                See Item 5 of Cover Pages

        (ii)  Shared power to vote or to direct the vote:
                See Item 6 of Cover Pages

        (iii) Sole power to dispose or to direct the disposition of:
                See Item 7 of Cover Pages

        (iv)  Shared power to dispose or to direct the disposition of:
                See Item 8 of Cover Pages

    The Reporting Persons hold the 115,000 shares of the Issuer's Common Stock owned by them as joint tenants with right of survivorship. Consequently, the Reporting Persons share the power to vote and to direct the vote and to dispose and to direct the disposition of the 115,000 shares of Common Stock.

    Glenn M. Serafin is deemed to have beneficial ownership of the 92,858 shares of Common Stock owned by Serafin Bros., Inc. based on his status as sole officer and director of Serafin Bros., Inc.


Item 5.  Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: [_]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

    Neither the Reporting Persons nor Serafin Bros., Inc. know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.


Item 8.  Identification and Classification of Members of the Group

    Not applicable.

CUSIP No. 172743205                   13G                      Page 7 of 8 Pages

Item 9.  Notice of Dissolution of Group

    Not applicable.


Item 10.  Certification

    By signing below, the Reporting Persons and Serafin Bros., Inc. certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 172743205                   13G                      Page 8 of 8 Pages

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/ Glenn M. Serafin
                                          --------------------------------------
                                              Glenn M. Serafin

                                                      Date: September 7, 2001
                                                            --------------------



                                          /s/ Josephine M. Barnes-Serafin
                                          --------------------------------------
                                              Josephine M. Barnes-Serafin

                                                      Date:  September 7, 2001
                                                             -------------------


                                          /s/ Serafin Bros., Inc.
                                          --------------------------------------
                                          By: Glenn M. Serafin
                                              President

                                                      Date:  September 7, 2001
                                                             -------------------

                                    EXHIBIT 1


                             JOINT FILING AGREEMENT
                             ----------------------

    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, for good and valuable consideration consisting of their mutual commitments stated herein, hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $.10 par value, of Circuit Research Labs, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

    IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of September, 2001.

                                          /s/ Glenn M. Serafin
                                          --------------------------------------
                                              Glenn M. Serafin


                                          /s/ Josephine M. Barnes-Serafin
                                          --------------------------------------
                                              Josephine M. Barnes-Serafin


                                          /s/ Serafin Bros., Inc.
                                          --------------------------------------
                                          By: Glenn M. Serafin
                                              President